FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2005

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:

April 8, 2005

By:

Troy Bullock

CFO

NEWS RELEASE

For Immediate Release

Norsat appoints George King to the Board of Directors

(Vancouver, Canada) April 8, 2005, 10:00 AM, EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) announced today that Mr. George King has been appointed to the company’s Board of Directors.   An accomplished executive with twenty years of strategic, operating, finance and legal experience in the United States and Europe, Mr. King sits on a number of executive boards.  He has served as a Section 16 Officer of a US public company, and as a Director or Trustee of five private companies and two universities.

Mr. King’s distinguished corporate, entrepreneurial and professional career began in 1984 with the Wall Street law firm of Mudge Rose Guthrie Alexander & Ferdon and the global investment-banking firm of Credit Suisse First Boston.  In 1995, he co-founded an investment-banking spin-off from CSFB (Cambridge Partners, LLC).  From December 1996 to August 1999, he operated a corporate finance advisory firm.  From 1997 to 1999, Mr. King served both as a board member and advisor to Universal Access, Inc., a telecommunications services company.  From 1999 to 2002, Mr. King was an executive officer  and Section 16 officer of Universal Access for its initial public offering and after its NASDAQ listing. In 2003, Mr. King co-founded a consulting company that has since evolved into Magenta netLogic, a US and UK-based telecommunications company.

Mr. King holds an A.B. (cum laude) from Colgate University and a J.D. from Fordham University School of Law, where he was Editor-in-Chief of the Fordham Urban Law Journal. He has served on the Board of Trustees of Wagner College in New York since 1991 and on the Board of Trustees and Foundation Board at Richmond University in London since 2003.  Mr. King has been a member of British American Business, Inc., the transatlantic business organization, since 2003.  He has also co-authored several guidebooks and articles on subjects as diverse as financing options for universities, securities law, disclosure documentation, continuous disclosure, federal tax provisions, and analysis of the impact of tax exempt financing on federal health care policies.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets satellite products for high-speed data transmission.  For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold over 2.5 million products in 87 countries around the world. Norsat’s latest innovation is the Norsat OmniLink™ line of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent.

Forward Looking Statements

Statements in this release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially.  Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

More Information Contact

Cameron Hunter	Norsat International Inc.
President and CEO Phone: 604-292-9000 Fax: 604-292-9011 Email: hunter@norsat.com	300 – 4401 Still Creek Drive Burnaby, British Columbia Canada V5C 6G9 www.norsat.com

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 151 OF THE SECURITIES RULES:

SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1.

Reporting Issuer

Norsat International Inc.

300-4401 Still Creek Drive

Burnaby, B.C.

V5C 6G9

2.

Date of Material Change

March 23, 2005

3.

Press Release

Date of Issuance:

April 8, 2005

Place of Issuance:

Burnaby, B.C.

4.

Summary of Material Change

Norsat International Inc. announced that Mr. George A. King has been appointed to the Board of Directors effective March 23, 2005.

5.

Full Description of Material Change

Please see Schedule “A” for full Press Release

6.

Reliance on Section 85(2) of the Securities Act (British Columbia)/Section 75(3) of the Securites Act (Ontario)

Not applicable.

7.

Omitted Information

Not applicable.

8.

Senior Officers

For further information contact:

Cameron Hunter

President, CEO and Acting CFO

300-4401 Still Creek Drive

Burnaby, B.C.   V5C 6G9

Telephone:

(604) 292-9000

Facsimile:

(604) 292-9100

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Burnaby, British Columbia this 8th of April 2005.

NORSAT INTERNATIONAL INC.
Per:	“Cameron Hunter”
(Authorized Signatory)

Cameron Hunter – President and CEO
(Print Name and Title)

SCHEDULE  “A” TO THE MATERIAL CHANGE REPORT

OF NORSAT INTERNATIONAL INC.

DATE OF MATERIAL CHANGE:  MARCH 28, 2005